

[Opinion - Activist Spotlight](#)

Activist Engaged Capital is poised to shake up the board at BlackLine. How it may unfold

Published Sat, Jan 24 20268:54 AM EST

[Kenneth Squire@13DMonitor](#)

Company: BlackLine Inc (BL)

Business: [BlackLine](#) provides financial accounting solutions delivered primarily as Software as a Service (SaaS). The company's solutions enable its customers to address various aspects of their critical processes, including financial close, intercompany accounting, invoice-to-cash, and consolidation. BlackLine's cloud-based solutions include account reconciliations, transaction matching, task management, journal entry, variance analysis, consolidation integrity manager, compliance, BlackLine cash application, credit and risk management, collections management, disputes and deductions, team and task management, AR intelligence, intercompany create functionality, intercompany processing, and netting and settlement. These solutions are offered to customers as scalable solutions that support critical record-to-report and invoice-to-cash processes.

Stock Market Value: ~$3.16B ($53.08 per share)

Activist: Engaged Capital

Ownership: 2.02%

Average Cost: n/a

Activist Commentary: Engaged Capital was founded by Glenn Welling, a former principal and managing director at Relational Investors. Engaged is an experienced and successful small-cap investor and makes investments with a two-to-five-year investment horizon. Its style is holding management and boards accountable behind closed doors. Engaged has an average return of 20.56% versus 17.83% for the Russell 2000. Of the firm's 39 past activist campaigns, nine of them have been at companies in the information technology sector.

What's happening

On Oct. 30, 2025, Engaged sent a letter calling on the BlackLine's board to immediately engage financial advisors and proactively run a strategic alternatives process following renewed acquisition interest from SAP SE. Nearly a month later, Engaged issued a so-called 220 Demand letter requesting access to board and strategic committee records related to all inbound acquisition interest, including a reported $66 per share offer from SAP SE on June 18, 2025. Earlier this month, Engaged announced that it plans to nominate the following four director candidates for election to BlackLine's board at the 2026 Annual Meeting: (i) Christopher Hetrick, director of research at Engaged Capital; (ii) Christopher Young, former head of contested situations at Jefferies; (iii) Christopher Hallenbeck, former senior vice president at SAP SE; and (iv) Storm Duncan, founder of technology-focused M&A advisory firm Ignatious.

Behind the scenes

BlackLine provides financial accounting solutions delivered primarily as Software as a Service (SaaS). This is a very prototypical enterprise software business, characterized by high gross margins (80%) and sticky offerings that are essential for large enterprises. Its largest of these clients is SAP SE, with whom BlackLine has a strategic partnership that contributes approximately 30% of the company's revenue. Historically, the business was focused on growth, and rightfully so, as it was compounding revenue at over 20% annually for many years, and the stock price grew along with that success. By the end of 2020 BlackLine was trading around $133, and Marc Huffman, who led the company through the global pandemic, was promoted from president to CEO, replacing founder Therese Tucker who took on the role of executive chair of the board. However, post Covid, growth began to decelerate, margins did not come up meaningfully to compensate, and the stock fell accordingly, trading as low as roughly $61 in December 2022.

BlackLine was rumored to have been thrown a life raft in 2022, when Clearlake Capital, a private equity firm known for taking positions in select technology companies as a prelude to an acquisition offer, took a roughly 9% public position in BlackLine. There was also speculation that this development piqued the interest of SAP. This seemed like perfect timing: BlackLine's hyper growth had severely slowed and multiples in the space were as high as ever. It is hard to know what type of discussions go on in a boardroom, but an acquisition never happened. In March 2023, Huffman was replaced when Tucker returned to the company in a co-CEO structure with former Deloitte consultant Owen Ryan (until October 2025 when he was made sole CEO). Since Tucker's return, growth has continued to decline to high single digits and while margins have improved modestly, the company's stock is down another 24%. Despite all of this, history repeated itself when it was recently reported that SAP made an offer to acquire BlackLine in June, this time for $66 per share, an over 30% premium to the 60-day trading average at the time. At the time, the company's growth rate was also much lower than it was in 2022, and industry multiples have compressed significantly. BlackLine, despite creating no value in public markets over the last several years, reportedly rejected the approach.

This refusal is what prompted Engaged Capital to send a letter calling on the BlackLine board to immediately engage financial advisors and proactively run a strategic alternatives process following renewed acquisition interest from SAP. Engaged is not advocating for a sale of the company at any price, nor does the board have a legal duty to engage every acquisition offer. But conscientious shareholders certainly have the right to question how a board addresses a potential material transaction, particularly when they feel the board is not acting in the best interest of shareholders. Activist investors like Engaged do not view this as a right but an obligation. So, Engaged is asking the board to evaluate the SAP offer and weigh it against any other offers and on a risk-adjusted basis against a standalone path. This request is reasonable under almost any circumstances, but even more so when the potential acquirer is the company's most important business relationship. While SAP may be the most logical partner, and likely the one ultimately willing to pay the biggest premium (estimated to be in the mid-70s). Given their existing strategic partnership, BlackLine meets the profile of an ideal fit for private equity. With stable reoccurring revenue and modest growth, the value here is all in the margins, and PE firms have consistently demonstrated their ability to build software businesses with 20% EBITDA margins, like BlackLine, and expand them upwards of 40% once private, such as Vista/Blackstone at Smartsheet and Francisco Partners/TPG at New Relic. Notably, Clearlake Capital continues to own a 9.6% position in BlackLine. The firm has taken similar positions in companies like Cornerstone OnDemand, which it acquired in 2021, and Blackbaud, which rejected Clearlake's takeout offer in March 2023 and then again in 2024.

A lot has happened since Engaged first presented this thesis last October. Shortly thereafter, BlackLine disclosed that it has maintained an independent strategic committee of the board for more than a year, with members including David Henshall, who is serving as chairperson, Greg Hughes and Tom Unterman. Notably, Henshall has a history of getting companies sold as a director, including New Relic when it was engaged by Engaged. Following this announcement, Engaged issued a 220 Demand letter to the company requesting access to board and strategic committee records related to all inbound acquisition interest, including a reported $66 per share offer from SAP SE on June 18, 2025. Engaged expressed concerns about the disclosures around the company's strategic committee, noting that BlackLine only recently revealed the committee's existence and has still not disclosed key information around it, including when it was formed, its purpose, the scope, its authority and whether it has retained advisors. Earlier this month, Engaged announced that it plans to nominate the following four director candidates for election at the company's 2026 Annual Meeting: (i) Christopher Hetrick, director of research at Engaged Capital; (ii) Christopher Young, former head of contested situations at Jefferies; (iii) Christopher Hallenbeck, former SVP at SAP SE; and (iv) Storm Duncan, founder of technology -focused M&A advisory firm Ignatious.

When assessing Engaged's chances of success in a proxy fight, there are several dynamics to consider. First, in late December, Unterman announced that he will not stand for re-election as a member of the board at the company's 2026 Annual Meeting. His impending departure creates both a board vacancy in a seat up for election in 2026, so at worst for Engaged, it will be running its slate of four against three incumbents and a new nominee. Second, Engaged will likely get the support of Clearlake (9.6%), one of the company's largest shareholders. Third, there are signs of shareholder discontent, as CEO Ryan received over 20% withhold votes last time he was up for election. Finally, and most significant, one of the four directors up for election is founder Therese Tucker. If she sees the smallest sign of being ousted from the company she founded, it could lead to a quick settlement or a sale of the company. BlackLine added two new directors in June and July of 2025, which the company will undoubtedly argue is evidence of good corporate governance and board refreshment. However, these directors are in the class up for re-election in 2027, and good corporate governance would dictate that they are voted on in the 2026 election so not to be on the board for two years without shareholder approval. This is something we used to see more of and certainly will not see amid a proxy fight. Finally, it is important to note that one of the directors up for election this year is Scott Davidson who was appointed to the board last year as part of the Scalar Gauge settlement. By targeting him, Engaged cannot necessarily rely on Scalar Gauge's support, but that firm only owns a 1.15% stake.

Ken Squire is the founder and president of 13D Monitor, an institutional research service on shareholder activism, and the founder and portfolio manager of the 13D Activist Fund, a mutual fund that invests in a portfolio of activist investments.